SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 14, 2005

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400	**90071**
Los Angeles, California	(Zip Code)
(Address of principal executive offices)	

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 1.01   Entry into a Material Definitive Agreement

SIGNATURES

Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement**

On January 14, 2005, the board of directors of Maguire Properties, Inc. (the "Registrant") approved increases in the annual fee paid to non-employee members of the board of directors. The increases are effective as of January 1, 2005 and are as follows:

- All non-employee directors of the Registrant will receive an annual fee of $90,000, an increase of $30,000 from the current $60,000 annual fee.

- The Chair of the Audit Committee will receive an additional $25,000 annual fee, to bring the Chair of the Audit Committee's annual fee to $115,000.

There will be no additional cash fee paid to non-employee members of the board of directors of the Registrant for attending any board or committee meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/   Dallas E. Lucas
_____
Dallas E. Lucas
Executive Vice President and
Chief Financial Officer

Dated: January 21, 2005